SkyMirr Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-274,150.44
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Loans to others	-9,000.00
Uncategorized Asset	-1,600.00
Business Adv Customized Cash Rewards - 0701 - 1	23,984.20
CORP Account - Business Adv Customized Cash Rewards - 8406 - 1	-23,837.42
Payroll wages and tax to pay:Payroll tax to pay	-2,142.76
PR Tax Liabilities	9,327.99
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,267.99**
Net cash provided by operating activities	**$ -277,418.43**
FINANCING ACTIVITIES	
Common stock	92,064.54
Preferred stock	121,605.00
Net cash provided by financing activities	**$213,669.54**
NET CASH INCREASE FOR PERIOD	**$ -63,748.89**
Cash at beginning of period	124,034.04
CASH AT END OF PERIOD	**$60,285.15**